UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALTO PALERMO S.A. (APSA)

(Name of issuer)

Common Stock, Par Value 0.10 Peso per Share

(Title of class of securities)

02151P107

(CUSIP number)

Saúl Zang Juan Manuel Quintana Carolina Zang María de los Ángeles del Prado Estudio Zang, Bergel y Viñes Florida 537, 18th Floor Buenos Aires, Argentina +54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

October 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02151P107	Page 2 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 02151P107	Page 3 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 4 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 5 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 6 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 7 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 8 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 9 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 10 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud S.A.C.I.F. y A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,817,259
	8.	Shared voting power 2,174,829,985
	9.	Sole dispositive power 8,817,259
	10.	Shared dispositive power 2,174,829,985
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 11 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,183,647,244
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,183,647,244
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 12 of 28 Pages

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF-WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,174,829,985
	8.	Shared voting power 8,817,259
	9.	Sole dispositive power 2,174,829,985
	10.	Shared dispositive power 8,817,259
11.	Aggregate amount beneficially owned by each reporting person 2,183,647,244
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.50%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 13 of 28 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 2 TO SCHEDULE 13D

This Amendment No. 2 Schedule 13D (“Amendment No. 2”) amends and restates Items 2, 3, 4, 5 and 6 of the Amendment No. 1 Schedule 13D filed by the Reporting Persons with the SEC on September 16, 2005 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 02151P107	Page 14 of 28 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A.:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(vii)	Idalgir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Idalgir”),

(viii)	Cresud S.A.C.I.F.y A., a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(ix)	Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(x)	IRSA Inversiones y Representaciones Sociedad Anónima, a stock Corporation organized under the laws of the Republic of Argentina (“IRSA” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment, Idalgir, Cresud, Agrology being collectively referred to as the “Reporting Persons”).

(i) Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; (ii) IFIS’ principal offices are located at Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda; (iii) IFISA’s principal offices are located at Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo, of the Republic of Uruguay; (iv) CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; (v) CVC Cayman’s principal offices are located at 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205, Cayman Islands; (vi) CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo, of the Republic of Uruguay; (vii) Agroinvestment’s principal offices are located at Zabala 1422, 2nd Floor, (11500) Montevideo, Republic of Uruguay; (viii) Idalgir’s principal offices are located at Zabala 1422, 2nd Floor, (11500) Montevideo, Republic of Uruguay, (ix) Cresud´s principal offices are located at Moreno 877, 23rd floor, C1091AAQ, Buenos Aires, Argentina, (x) Agrology´s principal offices are located at Moreno 877, 21st floor, C1091AAQ, Buenos Aires, Argentina, and (xi) IRSA´s principal offices are located at Bolivar 108,1st floor, Buenos Aires, Argentina.

SCHEDULE 13D

CUSIP No. 02151P107	Page 15 of 28 Pages

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by IRSA and Cresud.

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.	Source and Amount of Funds or Other Consideration

As of November 30, 2010, the Alto Palermo Common Stock beneficially owned by the Reporting Persons consisted of 1,204,071,257 shares, and 31,738,262 Notes (as defined in item 6), representing 97.50% of APSA’s share capital on a fully diluted basis (i.e., assuming that all of the Notes are exercised by the holders thereof).

The Notes have a conversion price that consists of the maximum of: the nominal value of the Alto Palermo Common Stock (Ps. 0.10) divided by: (i) the applicable exchange effective at the exercised date and (ii) US$ 0.0324, which means that each Note is potentially convertible into approximately 30.8642 Alto Palermo Common Stock with a nominal value of Ps. 0.10 each. The conversion price is subject to the exchange rate when the exchange rate is below Ps. 3.0864 per US$1, otherwise the conversion price is US$ 0.0324. As of November 30, 2010 the exchange rate was above Ps. 3.0864 per US$1, therefore the conversion price was US$ US$ 0.0324.

The funds used to purchase the Alto Palermo Common Stock were derived from IRSA’s working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired additional Alto Palermo Common Stock through an agreement entered with Parque Arauco S.A. (“Parque Arauco”) on January 13, 2010 by virtue of which Parque Arauco granted to IRSA an option to acquire its 29.6% interest in APSA, and its direct and indirect holding of US$15.5 million Notes, for an aggregate purchase price of US$126.0 million. On such date, IRSA made a non-refundable payment of US$6.0 million as consideration for the option, which amount was fully creditable to the purchase price payable upon exercise of the option.

On September 21, 2010, IRSA exercised its option to acquire Parque Arauco’s direct and indirect stake in APSA. As a result, on October 15, 2010, Parque Arauco transferred to IRSA 708,661,150 Alto Palermo Common Stock (previously to the transfer of the Alto Palermo Common Stock, Parque Arauco exercised its conversion rights of the Notes) and IRSA increased its interest in 31.6% of the capital stock of APSA on a fully diluted basis (i.e., assuming that all of the Notes are exercised by the holders thereof).

SCHEDULE 13D

CUSIP No. 02151P107	Page 16 of 28 Pages

On October 15, 2010, APSA granted IRSA an usufruct over 8,817,259 Alto Palermo Common Stock which represents 0.7% of the capital stock of APSA. As a result, as of November 30, 2010, IRSA owned 94.9% of the capital stock of APSA. For more details see item 6.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a) As of November 30, 2010, assuming the full conversion of the Notes owned by the Reporting Persons as described in Item 6, IRSA would own 2,174,829,985 shares of APSA, representing 97.10% of its share capital on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficiary ownership of Alto Palermo Common Stock as of November 30, 2010:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares	Notes Outstanding	Number of Common Shares on Fully Diluted Basis(1)	% of Common Shares on a Fully Diluted Basis(1)

Reporting Persons	1,204,071,257	95.60%	31,738,262	2,183,647,244	97.50%

Total	1,259,608,411	100.00%	31,755,502	2,239,716,498	100.00%

(1)	Assuming that all holders of outstanding Notes (including the Reporting Persons) exercise all such Notes.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, IRSA, CAM, CVC Uruguay, CVC Cayman, Agroinvestment and Idalgir. Elsztain is the beneficial owner of 29.41% of IFIS, including: (a) 11.29% owned indirectly through Agroinvestment, (b) 5.17% owned indirectly through Idalgir, (c) 13.15% owned indirectly through CVC Uruguay, and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA. IFISA is the direct owner of 216,987,047 common shares of Cresud representing approximately 38.48% of Cresud’s common shares on a fully diluted basis.

(iii)	Cresud directly owns 292,811,013 common shares of IRSA, which amounts to 50.60% of IRSA’s outstanding stock and 8,817,259 common shares of Alto Palermo, which accounts to 0.39% of Alto Palermo on a fully diluted basis.

(iv)	IRSA owns 2,174,829,985 Alto Palermo Common Stock representing approximately 97.10% of Alto Palermo Common Stock on a fully diluted basis

SCHEDULE 13D

CUSIP No. 02151P107	Page 17 of 28 Pages

(v)	CAM directly owns 0.11% of IRSA’s outstanding stock and does not own Alto Palermo’s Common Stock.

(vi)	Agrology directly owns 6.89% of IRSA’s outstanding stock and does not own Alto Palermo Common Stock.

(vii)	CVC Cayman serves as the Investment Manager of IFIS and does not own Alto Palermo Common Stock.

(viii)	CVC Uruguay, Agroinvestment and Idalgir do not own directly Alto Palermo Common Stock.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of APSA as of November 30, 2010:

SCHEDULE 13D

CUSIP No. 02151P107	Page 18 of 28 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 1,204,071,257 Alto Palermo Common Stock, representing 95.60% of the issued and outstanding common shares of Alto Palermo, as of November 30, 2010.

As of November 30, 2010, assuming that (i) the Reporting Persons exercise all of their Notes to acquire additional common shares of Alto Palermo and (ii) none of the other holders of the Notes exercise such Notes, the Reporting Persons would control 97.52% of the common shares of Alto Palermo.

(b) Item 5(a) is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 02151P107	Page 19 of 28 Pages

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in APSA Common Stock that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Issuance of Notes: Pursuant to a Prospectus (the “Prospectus”), dated June 12, 2002, filed only in Argentina with the Argentine Securities and Exchange Commission on July 5th , 2002, APSA offered (the “Offering”) rights to subscribe for an aggregate amount of 50,0000,000 units (“Units”), each consisting of US$1.00 principal amount of APSA’s 10% Convertible Notes (each, a “Note”) to purchase shares of APSA Common Stock, for an aggregate amount of US$50,000,000.

The Notes have a conversion price that consists of the maximum of: the nominal value of the Alto Palermo Common Stock (Ps. 0.10) divided by: (i) the applicable exchange effective at the exercised date and (ii) US$ 0.0324, which means that each Note is potentially convertible into approximately 30.8642 Alto Palermo Common Stock with a nominal value of Ps. 0.10 each. The conversion price is subject to the exchange rate when the exchange rate is below Ps. 3.0864 per US$1, otherwise the conversion price is US$ 0.0324. As November 30, 2010 the exchange rate was above Ps. 3.0864 per US$1, 1, therefore the conversion price was US$ US$ 0.0324. The maturity date of the Notes was July 19, 2006, but at a Noteholders’ Meeting held on May 2, 2006, approved the extension of the maturity date of the Notes to July 19, 2014.

Usufruct: On October 15, 2010, APSA granted IRSA an usufruct over 8,817,259 Alto Palermo Common Stock which represents 0.7% of the capital stock of APSA. As consideration IRSA will pay to APSA, beginning three month after the execution of the agreement, interests at a monthly rate equivalent to 3 month LIBOR, plus 150 basis points and will be effective for 1 year.

In accordance with the agreement, Cresud shall exercise the political and economic rights related to the Alto Palermo Common Stock. Regarding the exercise of the political rights, Cresud will deliver the voting instructions to IRSA prior to each shareholder’s meeting. Regarding the economic rights, IRSA commits to transfer to Cresud the dividends received within three business days.

Other than as set forth above or otherwise described in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships with respect to any securities of Alto Palermo to which the Reporting Persons are a party.

Item 7.	Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 02151P107	Page 20 of 28 Pages

Schedule A

	Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of the United States

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 02151P107	Page 21 of 28 Pages

Schedule A

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, KY1-1205, Grand Cayman, Cayman Citizen of Argentina	2.	Saul Zang Director 89, Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, KY1-1205, Grand Cayman, Cayman Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Saúl Zang Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 02151P107	Page 22 of 28 Pages

Schedule A

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors of Idalgir S.A.

1	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	2	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 23 of 28 Pages

Schedule A

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 24 of 28 Pages

Schedule A

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Bartolomé Chief Executive Officer of the Argentine Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	6.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Gastón A. Lernoud Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Moreno 877, 2st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IRSA Inversiones y Representaciones Sociedad Anónima Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 25 of 28 Pages

Schedule A

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	17.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	18.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	19.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 26 of 28 Pages

Schedule A

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 27 of 28 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

NONE

SCHEDULE 13D

CUSIP No. 02151P107	Page 28 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: December 30, 2010

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

IRSA Inversiones y Representaciones Sociedad Anónima		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Idalgir S.A.

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board